PINE VALLEY MINING CORPORATION

Consolidated Financial Statements

for the Three Months Ended June 30, 2005

(Unaudited)

PINE VALLEY MINING CORPORATION

Consolidated Balance Sheets

(Unaudited)

	June 30,	March 31,
(in thousands of Canadian dollars)	2005	2005
ASSETS
CURRENT
Cash	$ 1,480	$ 2,200
Accounts receivable, net of nil allowance	8,218	5,943
Goods and Services Tax receivable	679	2,438
Deferred financing charges	683	738
Prepaid expenses	422	354
Coal Inventory	4,668	3,452
Future income taxes	2,747	2,159
Total Current Assets	18,897	17,284
Restricted cash (Note 3)	458	458
Prepaid expenses	841	466
Mineral property, plant and equipment (Note 4)	46,955	39,835
Non-producing mineral properties (Note 5)	890	60
Future income taxes	2,098	1,753
Total Assets	$ 70,139	$ 59,856

LIABILITIES
CURRENT
Accounts payable	$ 13,453	$ 4,096
Accrued liabilities	2,832	2,108
Current portion of term debt (Note 7)	20,041	20,199
Current portion of capital lease obligation (Note 8)	69	23
Due to related party (Note 6)	600	600
Total Current Liabilities	36,995	27,026
Asset retirement obligation (Note 9)	811	653
Capital lease obligation (Note 8)	160	136
Future income taxes	4,258	3,764
Total Liabilities	42,224	31,579
SHAREHOLDERS' EQUITY
Share capital (Note 10)	45,904	45,353
Commitment to issue shares	368	184
Contributed surplus and other capital	2,927	2,210
Deficit	(21,284)	(19,470)
Total Shareholders' Equity	27,915	28,277
Total Liabilities and Shareholders' Equity	$ 70,139	$ 59,856

Commitments and contingencies (Note 15)
Continuing operations (Note 1)

Approved by the Board of Directors:

"Graham Mackenzie"	Director

"Jeffrey Fehn"	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Operations

(Unaudited)

(in thousands of Canadian dollars	Three months ended June 30,
except share and per share amounts)	2005	2004
REVENUE
Coal Sales	$ 13,474	$ -
Cost of Operations:
Mining and transportation	11,664	-
Administrative and other	608	-
Depreciation and depletion	752	-
	13,024	-
INCOME BEFORE UNDERNOTED ITEMS	450	-

EXPENSES
Consulting and management fees	37	133
Filing and transfer agent fees	7	19
Office and general	140	24
Professional fees	205	71
Promotion and marketing	47	24
Salaries and stock-based compensation	911	128
	1,347	399
LOSS BEFORE OTHER INCOME (EXPENSES)
AND INCOME TAXES	(897)	(399)

OTHER INCOME (EXPENSES)
Interest & other income	12	1
Interest and financing	(584)	(131)
Foreign exchange loss	(797)	(3)
Other	59	-
	(1,310)	(133)
LOSS BEFORE INCOME TAXES	(2,207)	(532)
Mining taxes	(46)	-
Future income tax	439	-
	393	-
NET LOSS	$ (1,814)	$ (532)

Basic and diluted loss per share	$ (0.03)	$ (0.01)
Weighted average number of common shares	69,896,309	50,744,085

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,
(in thousands of Canadian dollars)	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$ (1,814)	$ (532)
Items not involving cash:
Deferred financing charges	119	-
Depreciation and depletion	752	2
Non-cash financing costs	386	-
Financing obligations	298	-
Non-cash stock-based compensation costs	720	45
Unrealized foreign exchange loss	684	-
Future income taxes	(439)	-
Changes in working capital items
other than cash (Note 14)	275	48
	981	(437)
FINANCING ACTIVITIES
Capital stock issued	548	3,091
Loan proceeds	1,238	1,373
Loan payments	(1,396)	(200)
Share subscription	-	(78)
Financing fees	(266)	-
	124	4,186
INVESTING ACTIVITIES
Acquisition of property and equipment, net of
accounts payable	(8,474)	(1)
Deferred exploration and development	-	(439)
Goods and services tax receivable	1,759	-
Property, plant and equipment obligations	4,958	-
	(1,757)	(440)
(DECREASE) INCREASE IN CASH	(652)	3,309
Affect of foreign exchange rate
on cash	(68)	-

CASH POSITION, BEGINNING OF PERIOD	2,200	55

CASH POSITION, END OF PERIOD	$ 1,480	$ 3,364
Non-cash financing and investing activities
Assets acquired under capital lease	$ 88	$ -
Supplemental information
Interest paid	$ 35	$ -
Income taxes paid	$ -	$ -

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2004	48,654,519	$ 29,674	$ 174	$ 78	$ 1,142	$ (19,017)	$ 12,051
Issued for cash	4,833,334	11,400	-	-	-	-	11,400
Settlement of debt	696,088	174	(174)	-	-	-	-
Shares issued for financing charge	104,736	442	184	-	-	-	626
Exercise of warrants and options	14,598,181	3,831	-	(78)	-	-	3,753
Fair value of warrants and options exercised	-	158	-	-	(158)	-	-
Share issue costs, net of future income taxes	-	(326)	-	-	-	-	(326)
Stock-based compensation	-	-	-	-	1,226	-	1,226
Net loss for the year	-	-	-	-	-	(453)	(453)
Balance, March 31, 2005	68,886,858	45,353	184	-	2,210	(19,470)	28,277
Exercise of warrants and options	1,410,000	551	-	-	(3)	-	548
Shares issued for financing charge	-	-	184	-	-	-	184
Stock-based compensation	-	-	-	-	720	-	720
Net loss for the period	-	-	-	-	-	(1,814)	(1,814)

Balance, June 30, 2005	70,296,858	$ 45,904	$ 368	$ -	$ 2,927	$ (21,284)	$ 27,915

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.

CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX Venture Exchange and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at June 30, 2005 of $18.098 million (March 31, 2005 - $9.742 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital through sales of its common stock and the Company’s ability to achieve profitable operations. Management has taken steps to enter into alternative financing arrangements to facilitate the repayment of obligations on term debt. Details of these arrangements are included under Note 16, Subsequent Events.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended March 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements of the Company and the notes thereto. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

3.

RESTRICTED CASH

The Company has $458,000 (March 31, 2005 - $458,000) of cash on hand which is restricted as security for a letter of credit issued by a financial institution pursuant to the Company’s agreement with a utility provider for the provision of electrical power at the Willow Creek mine.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

4.

MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	June 30, 2005			March 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets acquired under capital lease	$ 255	$ 39	$ 216	$ 168	$ 25	$ 143
Assets under construction	6,991	-	6,991	-	-	-
Buildings	426	14	412	426	9	417
Land	140	-	140	140	-	140
Office equipment	476	106	370	332	86	246
Plant and equipment	12,854	478	12,376	12,854	159	12,695
Property and development	27,152	702	26,450	26,516	322	26,194
	$ 48,294	$ 1,339	$ 46,955	$ 40,436	$ 601	$ 39,835

Included in property, plant and equipment is $913,000 (March 31, 2005 - $638,000) relating to interest capitalized during construction and development.

5.

NON-PRODUCING MINERAL PROPERTIES

	2005	2004

Pine Pass
Consulting	$ 210	$ -
Drilling	617	-
Permits	3	-
	830	-

Beginning of period	60	-

End of period	$ 890	$ -

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

6.

DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the “Estate”).  The Estate is administered on behalf of its beneficiaries by a director of the Company.  The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.  There is no immediate requirement or intention to finalize these discussions.  Per a letter from the Estate dated June 16, 2004, the Estate undertook that no action will be taken to collect any or the entire amount until beyond June 30, 2005.

7.

TERM DEBT

	June 30,	March 31,
	2005	2005

Mitsui Matsushima loan	$ -	$ 1,000
Marubeni Corporation loan (a)	7,971	8,494
Rockside Foundation loan (b)	12,070	10,705
	20,041	20,199
Less portion due within one year	20,041	20,199
	$ -	$ -

 (a)

Marubeni Corporation Loan

The Company entered into an agreement with Marubeni Corporation ("Marubeni") to borrow up to US$ 7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest is payable quarterly and the principal is due no later than March 31, 2006. The debt obligation is secured by the Company's assets and assignment of 100% of the issued and outstanding common shares of Falls Mountain Coal Inc., the Company's wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company's commitment to sell and deliver coal to Marubeni.

(b)

The Rockside Foundation Loan

The Company entered into a Credit Facility Agreement (the "Agreement") with The Rockside Foundation ("Rockside"), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, further amended on December 30, 2004, to increase the loan to US$ 8.85 million.  The principal is due on November 26, 2005 together with interest at an annual rate of 10%.

Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding. The loan is secured by the Company's assets, subordinated to the security interests held by Marubeni, and may be repaid at any time prior to maturity, without notice or penalty.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.

TERM DEBT (Continued)

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 60,612 shares are to be issued to Rockside as at June 30, 2005, representing the 6% bonus due by the Company upon receipt of the subsequent $5,100,000.

The Company has estimated the total financing charges to be incurred for bonus shares due under the second principal amount advanced and has accrued these costs. These charges are expensed over the estimated period that the loan is expected to be outstanding.

An additional US$1,000,000 was loaned to the Company pursuant to a promissory note dated June 15, 2005. Interest is payable on the note at a rate of 10% per annum calculated and payable at maturity. The note is unsecured and is due on demand at any time after July 31, 2005.

8.

CAPITAL LEASE OBLIGATION

The Company has entered into lease agreements to finance the installation and purchase of portable office buildings at the mine site and certain office equipment and machinery. The total value of the assets acquired under such arrangements is $271,000. The leases have terms ranging from one to six years. Monthly payments under the leases are $7,600, including imputed interest ranging from 0 – 14.75% per annum.

Total minimum payments under the lease are as follows:
	Principal	Interest	Total
Nine months ending March 31, 2006	$ 69	$ 12	$ 81
Year ending March 31, 2007	36	14	50
Year ending March 31, 2008	33	10	43
Year ending March 31, 2009	37	7	44
Year ending March 31, 2010	33	4	37
Year ending March 31, 2011	21	1	22
	$ 229	$ 48	$ 277

9.

PROVISION FOR ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $1,107,000 which has been discounted using a discount rate of 7.5% to total $811,000. Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2012. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.

SHARE CAPITAL

(a)

Authorized unlimited common shares of no par value.

During the three months ended June 30, 2005:

(i) 310,000 options were exercised for proceeds of $273,000.

(ii) 1,100,000 warrants were exercised for proceeds of $275,000.

 (b)

Commitment to issue shares

Under the terms of the Credit Facility Agreement with The Rockside Foundation, the second tranche of funding includes a commitment to issue shares equivalent to 1% of the initial principal amount per five week period the loan is outstanding (see Note 7(b)). As at June 30, 2005, the Company has a commitment to issue 60,612 common shares in the aggregate amount of $368,000.

11.

STOCK OPTIONS AND WARRANTS

(a)

Stock options

The Company has established a stock option plan for directors and employees.  The Company is allowed to grant up to 10% of issued and outstanding shares as stock options.  Stock options are exercisable once they have vested under the terms of the grant.  A summary of the Company's options at June 30, 2005 and the changes for the period then ended is presented below:

	Three months ended June 30,
	2005		2004
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding, beginning of period	3,070,000	$ 3.47	1,365,000	$ 0.50
Granted	-	-	85,000	1.01
Exercised	(310,000)	0.88	-	-
Outstanding, end of period	2,760,000	$ 3.76	1,450,000	$ 0.53

As at June 30, 2005, the Company has outstanding stock options to purchase an aggregate 2,760,000 common shares as follows:

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.

STOCK OPTIONS AND WARRANTS (Continued)

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price
250,000	April 28, 2007	$ 0.90	250,000	$ 0.90
35,000	April 23, 2009	1.01	35,000	1.01
75,000	July 8, 2009	1.56	-	-
950,000	September 24, 2009	2.30	550,000	2.30
400,000	February 14, 2010	5.60	50,000	5.60
750,000	March 9, 2010	5.30	93,750	5.30
300,000	March 17, 2010	5.31	37,500	5.31
2,760,000		$ 3.76	1,016,250	$ 2.46

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $720,000 during the three months ended June 30, 2005.

(b)

Warrants

As at June 30, 2005, there were warrants outstanding that allow the holders to purchase 750,000 common shares of the Company at $6.25 per share, expiring on September 22, 2006. In the period, 1,100,000 common shares were issued for proceeds of $275,000 in connection with the exercise of outstanding warrants.

12.

RELATED PARTY TRANSACTIONS

As at June 30, 2005, accounts payable and accrued liabilities include $51,675 (March 31, 2005 - $51,675) due to former directors, shareholders and companies controlled by directors.

13.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at June 30, 2005 substantially all of the Company's assets were located in Canada.

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

13.

SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE (Continued)

Revenues from customers can be attributed to the following countries:

	Three months ended June 30,
	2005	2004

Japan	$ 8,197	$ -
Italy	5,277	-
	$ 13,474	$ -

For the three months ended June 30, 2005, 100% of sales are to four customers and 100% of accounts receivable are from two customers.

14.

CHANGES IN OPERATING WORKING CAPITAL ITEMS OTHER THAN CASH

	Three months ended June 30,
	2005	2004

(Increase) decrease in accounts receivable	$ (2,209)	$ 106
(Increase) decrease in prepaid expenses	(443)	(138)
(Increase) decrease in inventory	(1,216)	-
Increase (decrease) in accounts payable
and accrued liabilities	4,142	80
Affect of foreign exchange on non-cash items	1	-
	$ 275	$ 48

15.

COMMITMENTS AND CONTINGENCIES

(a)

The Company has letters of credit of $50,000 and $458,000 outstanding at June 30, 2005 (March 31, 2005 - $508,000).

(b)

The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

PINE VALLEY MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Three Months ended June 30, 2005

(Unaudited)

(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts)

15.

COMMITMENTS AND CONTINGENCIES (Continued)

		Office	Office lease
	Coal loading	equipment		Vehicles	Total
Nine months ending March 31, 2006	$ 708	$ 7	$ 25	$ 44	$ 784
Year ending March 31, 2007	952	9	22	59	1,042
Year ending March 31, 2008	980	9	-	35	1,024
Year ending March 31, 2009	918	7	-	2	927
	$ 3,558	$ 32	$ 47	$ 140	$ 3,777

(c)

 The Company has entered into a series of forward exchange contracts to sell US$ at rates between 1.18134 to 1.2375 (CAD$/US$). These contracts have maturity dates ranging from July 2005 to March 2006. At June 30, 2005 the balance outstanding was US$32,600,000 (March 31, 2005 - US$40,100,000) with a mark-to-market loss of $616,000 (March 31, 2005 - $81,000).

(d)

The Company has initiated a drill program to further develop reserves at the Pine Pass coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits. A budget of $2,750,000 has been allocated to the initial phase of the drill program. As at June 30, 2005, $890,000 had been incurred under this program.

(e)

The Company has contracted with the Sedgman Group of Companies to build a coal preparation plant at its Willow Creek mine site. The plant’s construction has a fixed cost component and a component subject to bonuses and penalties based on the mechanical completion date. The plant cost is US$8,456,000 ($10,232,000) inclusive of maximum achievable bonus for early completion. The plant is estimated to have an annual capacity of 3.0 million tonnes, and construction is expected to be completed by Fall 2005.

16.

SUBSEQUENT EVENTS

Subsequent to June 30, 2005 the Company:

(a)

completed a non-brokered private placement for 1,250,000 shares at $4 per share for gross proceeds of $5,000,000.

(b)

issued 70,714 shares to The Rockside Foundation representing 7% of the bonus due by the Company (see Note 7(b)). 10,102 of these shares, representing 1% bonus, became due for issuance on July 25, 2005.